                    UNITED STATES                          ------------------------------
                    SECURITIES AND EXCHANGE                        OMB APPROVAL
                    COMMISSION                             ------------------------------
                    Washington, D.C. 20549                  OMB Number:        3235-0145
                                                            Expires:   December 31, 2005
                                                            Estimated average burden
                                                            hours per response 11
                                                           ------------------------------

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                             24/7 Real Media, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  901314 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

              Tal Raz                       Richard Gilden
              Elbit Ltd.                    Kramer Levin Naftalis & Frankel LLP
              3 Azrieli Center              919 Third Avenue
              The Triangle Building         New York, NY 10022
              67023  Tel Aviv               212-715-9486
              Israel
              011-972-3-6075555
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 11, 2003
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

                  If the filing person has previously filed a statement on
                  Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 'SS''SS'240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [ ]




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                                                                     Page 2 of 4

CUSIP NO. 901314 10 4

                                       13D
---------------------------------------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

          Elbit Ltd.

---------------------------------------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)                                                                    [ ]

     (b)                                                                    [ ]

---------------------------------------------------------------------------------------------------------------
3.   SEC Use only

---------------------------------------------------------------------------------------------------------------
4.   Source of funds (See Instructions)      WC

---------------------------------------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant          [ ]
     to Items 2(d) or 2(e)

---------------------------------------------------------------------------------------------------------------
6.   Citizenship or Place of Organization      Israel
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Number of          7.   Sole Voting
Shares                  Power                      8,229,771 shares of common stock, par value $0.01 per share
Beneficially      ---------------------------------------------------------------------------------------------
Owned by           8.   Shared Voting Power        0
Each              ---------------------------------------------------------------------------------------------
Reporting          9.   Sole Dispositive Power     8,229,771 shares of common stock, par value $0.01 per share
Person With       ---------------------------------------------------------------------------------------------
                   10.  Shared Dispositive Power   0
---------------------------------------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting       8,229,771 shares of common stock, par value
     Person                                                      $0.01 per share

---------------------------------------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

---------------------------------------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row      12.1%
     (11)

---------------------------------------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)      CO

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                                                                     Page 3 of 4

Elbit Ltd. ("Elbit") previously filed a Schedule 13D on January 28, 2003 (the "January 2003 Filing") with respect to shares of common stock of 24/7 Real Media, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Issuer"). This Schedule 13D/A (the "Amendment") supplements and amends the January 2003 Filing to the extent specified herein. Capitalized terms used but not defined in this Amendment have the meanings given them in the January 2003 Filing.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented by adding the following paragraph at the end thereof:

On February 18, 2003, all shares of Series B Preferred Stock held by Elbit were converted into an aggregate of 4,840,271 shares of Issuer Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5(a) - (b) of the January 2003 Filing is hereby amended as follows:

                  (a) - (b) Elbit is the beneficial owner of an aggregate of 8,229,771 shares of Issuer Common Stock, representing approximately 12.1% of the issued and outstanding Issuer Common Stock. Of this total, 6,347,371 shares of Issuer Common Stock are directly owned by Elbit and 1,882,400 shares of Issuer Common Stock are owned by Elbit Vflash Inc., a wholly owned subsidiary of Elbit. Elbit has the sole power to vote and direct the disposition of all of the shares. To the knowledge of Elbit, none of the persons named in Schedule A of the January 2003 Filing beneficially own any shares of Issuer Common Stock.

Item 5(c) of the January 2003 Filing is hereby amended as follows:

                  (c) During the period commencing on February 10, 2003, and ending on April 11, 2003, Elbit sold, through its broker, an aggregate of 710,500 shares of Issuer Common Stock in a series of transactions at a price per share ranging from $0.22 to $0.32 (the "Sales"). The aggregate consideration received by Elbit from the Sales was one hundred ninety eight thousand one hundred twenty nine dollars ($198,129), resulting in an average price per share of approximately $0.28. Prior to the Sales Elbit beneficially owned approximately 13.2% of the shares of Issuer Common Stock rather than the 15.0% reported in the January 2003 Filing, as a result of issuances of Issuer Common Stock by the Issuer which Elbit learned about subsequent to the date of the January 2003 Filing.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

April 16, 2003

                                         Elbit Ltd.

                                         By:    /s/ Paul Weinberg
                                         ------------------------
                                         Name:  Paul Weinberg
                                         Title: Director

                                       4


                           STATEMENT OF DIFFERENCES

The section symbol shall be expressed as.................................   'SS'